EXHIBIT 4.1

CERTIFICATE OF DESIGNATION,
PREFERENCES AND RIGHTS
of
SERIES A PREFERRED STOCK
of
Coates International, Ltd.
 (Pursuant to Section 151 of the Delaware General Corporation Law)

Pursuant to Section 151 of the General Corporation Law of the State of Delaware, Coates International Ltd., a corporation organized and existing under the General Corporation Law of the State of Delaware (the "Corporation"), in accordance with the provisions of Section 103 thereof, does hereby submit the following:

WHEREAS, the Certificate of Incorporation of the Corporation (the "Certificate of Incorporation") authorizes the issuance of up to 100,000,000 shares of preferred stock, par value $0.001 per share, of the Corporation ("Preferred Stock") in one or more series, and expressly authorizes the Board of Directors of the Corporation (the "Board"), subject to limitations prescribed by law, to provide, out of the unissued shares of Preferred Stock, for series of Preferred Stock, and, with respect to each such series, to establish and fix the number of shares to be included in any series of Preferred Stock and the designation, rights, preferences, powers, restrictions and limitations of the shares of such series; and

WHEREAS, it is the desire of the Board to establish and fix the number of shares to be included in a new series of Preferred Stock and the designation, rights, preferences and limitations of the shares of such new series.

NOW, THEREFORE, BE IT RESOLVED, that the Board does hereby provide for the issue of a series of Preferred Stock and does hereby in this Certificate of Designation (the "Certificate of Designation") establish and fix and herein state and express the designation, rights, preferences, powers, restrictions and limitations of such series of Preferred Stock as follows:

I. DESIGNATION AND AMOUNT

There shall be a series of Preferred Stock that shall be designated as “Series A Preferred Stock” (the “Series A Preferred Stock”) and the number of shares constituting such series shall be Twenty-Five Thousand (25,000) shares of Preferred Stock, is the Series A Preferred Stock (the “Series A Preferred Stock”) with a par value per share of $0.001.

II. EFFECTIVE DATE

This designation became effective for accounting purposes as of April 30, 2009 with respect to 25,000 shares of Series A Preferred Stock, by unanimous consents in lieu of special meetings of the Board of Directors, pursuant to Section 141(f) of the General Corporation Law of Delaware.

III. DIVIDENDS

Holders of Series A Preferred Stock shall not have any rights to share in any dividends declared by the Corporation at any time.

IV. NO LIQUIDATION PREFERENCE

Upon liquidation, dissolution and winding up of the Corporation, whether voluntary or involuntary, the holders of the Series A Preferred Stock then outstanding shall not be entitled to receive out of the assets of the Corporation, whether from capital or earnings available for distribution, any amounts which will be otherwise available to and distributed to the Common Stockholders.

V. VOTING RIGHTS

The holders of the Series A Preferred Stock shall be entitled to the right to vote 10,000 shares of common stock with respect to all matters that are required by law to be submitted to a vote of shareholders of any or all classes of voting securities. A holder of the Series A Preferred Stock shall vote together with the holders of Common Stock as a single class upon all matters submitted to the Common Stock shareholders.

VI. PROTECTION PROVISIONS

So long as any shares of Series A Preferred Stock are outstanding, the Corporation shall not take any of the following corporate actions (whether by merger, consolidation or otherwise) without first obtaining the approval (by vote or written consent of the Majority Holders:

(i)	alter or change the rights, preferences or privileges of the Series A Preferred Stock, or increase the authorized number of shares of Series A Preferred Stock;
(ii)	alter or change the rights, preferences or privileges of any capital stock of the Corporation so as to affect adversely the Series A Preferred Stock;
(iii)	increase the par value of the Common Stock;

Notwithstanding the foregoing, no change pursuant to this Article XII shall be effective to the extent that, by its terms, it applies to less than all of the holders of shares of Series A Preferred Stock then outstanding.

VII. MISCELLANEOUS

A.       Lost or Stolen Certificates. Upon receipt by the Corporation of (i) evidence of the loss, theft, destruction or mutilation of any Preferred Stock Certificate(s) and (ii) (y) in the case of loss, theft or destruction, indemnity (without any bond or other security) reasonably satisfactory to the Corporation, or (z) in the case of mutilation, the Preferred Stock Certificate(s) (surrendered for cancellation), the Corporation shall execute and deliver new Preferred Stock Certificate(s) of like tenor and date.

H.       Waiver. Notwithstanding any provision in this Certificate of Designation to the contrary, any provision contained herein and any right of the holders of Series A Preferred Stock granted hereunder may be waived as to all shares of Series A Preferred Stock (and the holders thereof) upon the written consent of the Majority Holders, unless a higher percentage is required by applicable law, in which case the written consent of the holders of not less than such higher percentage of shares of Series A Preferred Stock shall be required.

I.        Notices. Any notices required or permitted to be given under the terms hereof shall be sent by certified or registered mail (return receipt requested) or delivered personally, by nationally recognized overnight carrier or by confirmed facsimile transmission, and shall be effective five days after being placed in the mail, if mailed, or upon receipt or refusal of receipt, if delivered personally or by nationally recognized overnight carrier or confirmed facsimile transmission, in each case addressed to a party. The addresses for such communications are (i) if to the Corporation to Coates International, Ltd., 2100 Highway 34, Wall, NJ 07719, Telephone (732) 449-7719, Fax: (732) 449-0764, Attention: George J. Coates, and (ii) if to any holder to the address set forth in the Series A Preferred Stock Register, or such other address as may be designated in writing hereafter, in the same manner, by such person.

IN WITNESS WHEREOF, this Certificate of Designation is executed on behalf of the Corporation this 9th day of April, 2013.

COATES INTERNATIONAL LTD.

By:	/s/ George J. Coates
Name:	George J. Coates
Title:	President and Chief Executive Officer